December 18, 2006

Re: Videsh Sanchar Nigam Limited
Form 20-F for the Fiscal Year Ended March 31, 2006
Filed October 2, 2006
File No. 1-15118

Dear Ms. Blye:

Thank you for your letter dated December 7, 2006. We write on behalf of Videsh Sanchar Nigam Limited (“VSNL”) to request more time to respond to your queries. VSNL is currently gathering the information required, and will respond as soon as is practicable.

Please contact us and/or VSNL if you have any further questions.

Very truly yours,
/s/ Timothy G. Massad
Timothy G. Massad

Cecilia D. Blye
Chief
Office of Global Security Risk
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

FEDERAL EXPRESS

Copy to:

Srinath Narasimhan
Executive Director
Videsh Sanchar Nigam Limited
Videsh Sanchar Bhavan, Mahatma Gandhi Road
Mumbai 400001, India